SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

SONY CORPORATION
(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME,
SHINAGAWA-KU, TOKYO, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)

By:	/s/ TERUHISA TOKUNAKA
Teruhisa Tokunaka Executive Deputy President and Chief Financial Officer

Date: April 25, 2002

List of materials

Documents attached hereto:

i) A press release regarding Sony Corporation’s Consolidated Financial Results for the Fiscal Year
ended March 31, 2002.

ii) A press release regarding Sony Corporation will integrate its stock option plans utilizing several different types of equity-related securities into those utilizing stock acquisition rights following the recent amendments to the Commercial Code of Japan.

iii) A press release regarding Authorization by shareholder resolution for purchases of its own shares.

SONY

Sony Corporation
6-7-35 Kitashinagawa,
Shinagawa-ku
Tokyo, 141-0001 Japan

News & Information

Consolidated Financial Results for the Fiscal Year ended March 31, 2002

No: 02-013E
3:00 P.M. JST, April 25, 2002

Largest Consolidated Sales Recorded
Operating Income Down 40% Year on Year

Tokyo, April 25, 2002—Sony Corporation announced today its consolidated results for the fiscal year ended March 31, 2002 (April 1, 2001 to March 31, 2002).

Highlights

•
Aided by the depreciation of the yen, Sony achieved the largest consolidated sales in our history, ¥7,578.3 billion ($57 billion), on a U.S. GAAP basis, despite the difficult global economic environment in the fiscal year. However, operating income fell sharply and net income fell 8.6%.

•	The Game business recovered. Strong sales of PlayStation 2 hardware and software led to significant increases in sales and operating income.

•
In the Electronics business, sales decreased 3.0% and a ¥8.2 billion ($62 million) loss was recorded compared with operating income of ¥247.1 billion in the previous fiscal year. Through tighter control of inventory in all regions, inventory was reduced ¥277.6 billion ($2,087 million), or 35.1%, year on year.

•	The Pictures business’ operating performance improved significantly due to a more profitable film slate including strong worldwide DVD software sales.

•	In the fiscal year ending March 31, 2003, we forecast sales to increase 6% to ¥8,000 billion ($60 billion) and operating income to increase significantly to ¥280 billion ($2,105 million).

	Year ended March 31
	2001	2002	Change	2002*
	(Billions of yen, millions of U.S. dollars, except per share amounts)
Sales and operating revenue	¥7,314.8	¥7,578.3	+3.6%	$56,979
Operating income	225.3	134.6	-40.3	1,012
Income before income taxes	265.9	92.8	-65.1	698
Income before cumulative effect of accounting changes	121.2	9.3	-92.3	70
Net income	16.8	15.3	-8.6	115
Per share of common stock
Income before cumulative effect of accounting changes
— Basic	¥132.64	¥10.21	-92.3	$0.08
— Diluted	124.36	10.18	-91.8	0.08
Net income
— Basic	18.33	16.72	-8.8	0.13
— Diluted	19.28	16.67	-13.5	0.13

*	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥133=U.S.$1, the approximate Tokyo foreign exchange market rate as of March 29, 2002.

Remarks by Nobuyuki Idei, Chairman and CEO of Sony Corporation

The global economic environment in which Sony operates continued to show weakness during the fiscal year, reflecting the further economic slowdown and decline in consumer demand around the world. As a result of these challenges, Sony had no choice but to revise downward twice the forecast we issued at the beginning of the fiscal year. Nevertheless, at the end of the fiscal year, we were able to achieve results that surpassed our most recent forecast.

In response to the difficult business environment, Sony took several steps to improve our performance in the Electronics, Pictures and Music segments such as the prioritization and concentration of our businesses, a reduction of fixed costs, and a reinforcement of our inventory management. In order to strengthen our mobile handset business, we established a joint venture with Ericsson on October 1, 2001, and that venture is now progressing in a satisfactory manner. Regarding Aiwa Co., Ltd., we decided to privatize the company on October 1, 2002 with the goal of developing a new brand strategy.

The PlayStation 2 business gained stature during the fiscal year as a platform that generates a positive return through the steady penetration of its hardware and the frequent release of attractive software. As a result, in the Game segment, sales exceeded the ¥1,000 billion ($7,519 million) mark and profitability significantly increased. During the fiscal year, the second year since its launch, the PlayStation 2 business entered its harvest stage. Going forward, in addition to expanding the Game business, we will increase profitability by fully utilizing the business-opportunity-expanding potential of all the hardware in the Sony Group.

Since we expect the severe economic environment to continue in the next fiscal year, we aim to raise our level of profitability through the further restructuring of the entire Sony Group. Sony has a variety of businesses under its umbrella: Electronics, Game, Music, Pictures, Internet Communication Services and Financial Services. By utilizing this unique structure and through the mutual cooperation between these businesses, we will work to provide consumers with attractive contents, services and hardware, and we will strive to enhance corporate value.

Consolidated Results for the Fiscal Year

Note I:    During the fiscal year ended March 31, 2002, the average value of the yen was ¥124.1 against the U.S. dollar and ¥109.1 against the euro, which was 11.7% lower against the U.S. dollar and 9.3% lower against the euro, compared with the previous fiscal year. Operating results on a local currency basis described in the following pages reflect sales and operating revenue (“sales”) and operating income (loss) obtained by applying the yen’s average exchange rate in the previous fiscal year to local currency-denominated monthly sales, cost of sales, and selling, general and administrative expenses in the fiscal year. Local currency basis results are not reflected in Sony’s financial statements and are not measures conforming with Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”). In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful information to investors regarding operating performance.

Note II:    Commencing with the first quarter ended June 30, 2001, Sony has partly realigned its business segment configuration. In accordance with this change, results of the previous fiscal year have been reclassified to conform to the presentation for the fiscal year ended March 31, 2002.

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥7,578.3 billion ($57 billion), an increase of 3.6% year on year (4% decrease on a local currency basis).

•
Sales in our Electronics segment declined 3.0% due to weak market conditions and intensified price competition. However, due to a 51.9% increase in sales in the Game segment, we achieved our highest sales ever recorded.

Operating income was ¥134.6 billion ($1,012 million), a decrease of ¥90.7 billion, or 40.3%, year on year.

•
In the Game segment, operating income increased ¥134.0 billion. In the Electronics segment, an operating loss of ¥8.2 billion ($62 million) was recorded compared to operating income of ¥247.1 billion in the previous year, a decrease of ¥255.3 billion.

•	Profitability in the Game segment significantly increased because:

→	The PlayStation 2 (“PS 2”) business had a significant increase in sales.

→	The cost of manufacturing the PS 2 declined due to cost reduction initiatives.

•
In the Electronics segment, despite the positive impact of the depreciation of the yen, weak market conditions around the world and our implementation of restructuring initiatives led to a significant decline in profitability.

•	Selling, general and administrative expenses during the fiscal year increased ¥129.8 billion, primarily due to the impact of the yen’s depreciation and higher personnel expenses.

Income before income taxes was ¥92.8 billion ($698 million), a decrease of ¥173.1 billion, or 65.1%, year on year.

•	In addition to the drop in operating income, other income decreased ¥71.3 billion and other expenses increased ¥11.1 billion.

→
Other income decreased because, in the previous fiscal year, Sony recorded a ¥41.7 billion gain from the sale of stock in subsidiaries including a subsidiary engaged in a television channel operation in India.

→	Other expenses increased because net foreign exchange losses increased ¥16.1 billion in association with foreign exchange contracts; the yen’s depreciation exceeded our contracted rate.

Net income was ¥15.3 billion ($115 million), a decrease of ¥1.5 billion, or 8.6%, year on year.

•
Income taxes decreased ¥50.3 billion, and equity in net losses of affiliated companies decreased ¥10.0 billion. Moreover, ¥104.5 billion was recorded for a cumulative effect of accounting changes in the previous fiscal year. Income before cumulative effect of accounting changes decreased 92.3%.

→	Equity in net losses of affiliated companies decreased because:

—
In the previous fiscal year, Sony recorded a ¥25.0 billion equity in net loss, which includes an impairment loss for the entire carrying value of its investment, in regards to Loews Cineplex Entertainment Corporation, a theatrical exhibition company.

—
On the other hand, in the fiscal year, Sony recorded a ¥7.4 billion ($56 million) loss for our portion of the loss generated by Sony Ericsson Mobile Communications, a mobile handset joint venture established in October 2001.

→	Changes in accounting standards were adopted in the first quarter of the fiscal year ended March 31, 2001 and were made for one-time cumulative effect adjustments primarily in the Pictures business.

→	The effective income tax rate was 70.3% (the rate in the previous year was 43.5%).

—
Compared with the previous fiscal year, the effective tax rate increased because losses expanded at subsidiaries such as Aiwa Co., Ltd. (“Aiwa”) and certain consolidated subsidiaries in the U.S. that are not expected to be able to utilize their loss carryforwards for tax purposes within the period set aside for those carryforwards.

Statement of Financial Accounting Standards No.142, “Goodwill and Other Intangible Assets” adopted in the first quarter of the fiscal yearended March 31, 2002 (refer to Note 7 in the consolidated financial statements portion of this release) had a ¥20.1 billion ($151 million) positive effect on operating income and income before income taxes, and an ¥18.9 billion ($142 million) positive effect on net income.

•
By segment, the change in accounting standard positively affected the Electronics business ¥3.0 billion ($23 million), the Game business ¥10.5 billion ($79 million), the Music business ¥3.4 billion ($26 million), and the Pictures business ¥3.2 billion ($24 million).

Operating Performance Highlights by Business Segment

Note III:    “Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. “Operating income” in each business segment represents operating income recorded before intersegment transactions and unallocated corporate expenses are eliminated.

Note IV:    Sales of mobile handsets are no longer recorded in the “Information and Communications” product category of the Electronics segment as of the second half of the fiscal year. From the second half, sales of mobile handsets manufactured for Sony Ericsson Mobile Communications, established in October 2001, are recorded in the “Other” product category of the Electronics segment.

Electronics

	Year ended March 31
	2001	2002	Change	2002
	(Billions of yen, millions of U.S. dollars)
Sales and operating revenue	¥5,473.4	¥5,310.4	-3.0%	$39,928
Operating income (loss)	247.1	(8.2)		(62)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥5,310.4 billion ($40 billion), a decrease of 3.0% year on year (10% decrease on a local currency basis).

•
On a product category basis, sales increased in “Televisions” by 6.3%, in “Video” by 1.9%, and in “Information and Communications” (in the case where mobile handsets are excluded, see Note IV), by 1.1%. Within the “Information and Communications” category, VAIO PCs increased 16.1%.

•	Sales decreased in “Semiconductors” by 23.3%, in “Components” by 6.5%, in “Audio” by 1.2%, and in “Other” (which contains Aiwa) by 11.5%.

→	On a local currency basis:

—
Products with significant decreases in sales were semiconductors and OEM businesses, including computer displays and data storage devices. Products with increases in sales included VAIO PCs, personal digital assistants (“CLIE”), digital still cameras, and projection TVs.

—	On a geographic basis, sales in all regions declined.

In terms of profitability, an operating loss of ¥8.2 billion ($62 million) was recorded compared with operating income of ¥247.1 billion in the previous fiscal year, a decrease of ¥255.3 billion year on year.

•	Reasons why a loss was recorded include:

→	A worldwide drop in market prices.

→	A decline in demand for semiconductors and OEM products such as PC peripherals.

→	Restructuring charges of ¥85 billion including Aiwa.

→	Losses in the mobile handset business.

→	Losses at Aiwa.

•
On a product category basis, “Audio,” in which Net MD devices and Home Theater systems were particularly well received, increased in profitability while “Semiconductors” and “Information and Communications” (refer to Note IV) significantly decreased in profitability.

Inventory at the end of the fiscal year was ¥513.4 billion ($3,860 million), a ¥277.6 billion, or 35.1%, decrease year on year.

•
By strengthening the supply chain management system that controls the procurement of raw materials, production, and inventory in response to actual changes in demand throughout Sony, particularly through the establishment of Sony EMCS Corporation in April 2001, we reduced inventory significantly.

Game

	Year ended March 31
	2001	2002	Change	2002
	(Billions of yen, millions of U.S. dollars)
Sales and operating revenue	¥660.9	¥1,003.7	+51.9%	$7,547
Operating income (loss)	(51.1)	82.9		623

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥1,003.7 billion ($7,547 million), an increase of 51.9% year on year (40% increase on a local currency basis).

•	Due to strong demand for PlayStation 2 (“PS 2”) hardware and software, we attained record sales. However, sales of PS one hardware and software decreased.

→	On a geographic and local currency basis, sales increased slightly in Japan and significantly in the U.S. and Europe.

—	In terms of hardware, sales of PS 2 were strong around the world, with significant increases in the U.S. and Europe.

—	Software sold well in the U.S. and Europe. In Japan, sales decreased slightly.

•	Worldwide hardware production shipments:

→	PS2: 18.07 million units (an increase of 8.87 million units)

→	PS one: 7.40 million units (a decrease of 1.91 million units)

•	Worldwide software unit production shipments:

→	PS 2: 121.80 million units (an increase of 86.40 million units)

→	PlayStation: 91.00 million units (a decrease of 44.00 million units)

—	In terms of total software unit sales, PS 2 titles represented 57%, an increase from the 21% recorded last fiscal year.

In terms of profitability, operating income of ¥82.9 billion ($623 million) was recorded compared with an operating loss of ¥51.1 billion in the previous fiscal year, an increase of ¥134.0 billion year on year.

•
Reductions in the cost of manufacturing PS 2 hardware and the yen’s depreciation led to an improvement in gross margins. This improvement, along with an increase in gross margins of software, led to the large improvement in profitability.

Inventory at the end of the fiscal year was ¥119.0 billion ($895 million), a ¥14.3 billion, or 13.7%, increase year on year.

Music

	Year ended March 31
	2001	2002	Change	2002
	(Billions of yen, millions of U.S. dollars)
Sales and operating revenue	¥612.1	¥642.8	+5.0%	$4,833
Operating income	20.5	20.2	-1.6	152

The amounts presented above are the sum of the yen-translated results of Sony Music Entertainment Inc. (“SMEI”—a U.S. based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis) and the results of Sony Music Entertainment (Japan) Inc. (“SMEJ”—a Japan based operation which aggregates results in yen). Management analyzes the results of SMEI in U.S. dollars, so discussion of certain portions of its results are specified as being on “a U.S. dollar basis.”

Sales were ¥642.8 billion ($4,833 million), an increase of 5.0% year on year (3% decrease on a local currency basis). 69% of the Music segment’s sales were generated by SMEI. 31% of sales were generated by SMEJ.

•	On a U.S. dollar basis, SMEI’s sales decreased 4%.

→	This was due to the contraction of the global music industry, an increase in digital piracy and the negative impact of the September 11th terrorist attacks in the U.S.

→	Destiny Child’s Survivor, Shakira’s Laundry Service, Michael Jackson’s Invincible, and Jennifer Lopez’s J. Lo were some of the best selling albums.

•	Sales of SMEJ increased 2%.

→	Chemistry’s The way we are, GOSPELLERS’ Love Notes, and Ken Hirai’s gaining through losing were some of the best selling albums.

Operating income was ¥20.2 billion ($152 million), a decrease of ¥0.3 billion, or 1.6%, year on year (3% decrease on a local currency basis).

•	On a U.S. dollar basis, SMEI’s operating income decreased 20%.

→
The revenue-reducing factors noted above and costs incurred for ongoing restructuring activities—including the reduction in the number of worldwide employees, the rationalization of digital media initiatives and portfolio investments, and the settlement of certain significant industry-wide litigation-were the primary reasons for the decline in operating income.

→
On the other hand, the benefit of aggressive worldwide restructuring and cost reduction initiatives partially offset the drop in operating income. During the fiscal year, total restructuring charges of $68 million were recorded, primarily for headcount reductions and lease termination costs.

•	Operating income of SMEJ increased 18%.

→
Despite the decline of the music industry, a reduction of selling, general and administrative expenses, particularly advertising expenses, and a recording of a gain on sale of long-lived assets from the sale of a studio facility led to an increase in operating income.

Pictures

	Year ended March 31
	2001	2002	Change	2002
	(Billions of yen, millions of U.S. dollars)
Sales and operating revenue	¥555.2	¥635.8	+ 14.5%	$4,781
Operating income	4.3	31.3	+ 624.6	235

The results presented above are a yen-translation of the results of Sony Pictures Entertainment (SPE—a U.S. based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis). Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results are specified as being on “a U.S. dollar basis.”

Sales were ¥635.8 billion ($4,781 million), an increase of 14.5% year on year (2% increase on a U.S dollar basis).

•	The reasons for the increase in sales (on a U.S. dollar basis) were:

→	A Knight’s Tale, America’s Sweethearts, and Black Hawk Down were some of the strongest performers.

→	Strong DVD software sales of prior fiscal year films such as Crouching Tiger, Hidden Dragon and Vertical Limit also contributed to the increase in sales.

→	The game shows Wheel of Fortune and Jeopardy! continued their successful runs.

•	The increase in sales was partially offset (on a U.S. dollar basis) due to:

→	Fewer network television shows

→	Lower advertising sales.

Operating income was ¥31.3 billion ($235 million), an increase of ¥27.0 billion, or 624.6%, year on year (952% increase on a U.S. dollar basis).

•	The reasons for the increase in operating income (on a U.S. dollar basis) were:

→
Consistent profitability from the film slate, with the exception of two major loss films, Ali and Riding in Cars With Boys, including the strong performance of DVD software in the worldwide home entertainment market.

→	The recording of an insurance recovery for losses on previous years’ released films.

→	Lower deficits on network television shows due to the consolidation of U.S. television operations.

•	Partially offsetting the increase in operating income (on a U.S. dollar basis) were:

→	A one-time restructuring charge of $67 million recorded in connection with the consolidation of U.S. television operations.

→	A provision with respect to income recorded from a licensee of feature film and television product.

→	A weak advertising sales market.

Financial Services

	Year ended March 31
	2001	2002	Change	2002
	(Billions of yen, millions of U.S. dollars)
Financial service revenue	¥478.8	¥512.2	+ 7.0%	$3,852
Operating income	17.4	22.1	+ 27.0	166

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Financial service revenue was ¥512.2 billion ($3,852 million), an increase of 7.0% year on year.

•
An increase in insurance revenue brought about by an increase in insurance-in-force from individual life insurance products at Sony Life Insurance Co., Ltd. (“Sony Life”) greatly contributed to the increase in segment revenue. An increase in newly acquired insurance-in-force at Sony Assurance Inc. also contributed to the increase in revenue.

•	Revenue declined at Sony Finance International, Inc (“Sony Finance”).

Operating income was ¥22.1 billion ($166 million), an increase of ¥4.7 billion, or 27.0%, year on year.

•
Despite the impact of an impairment loss on Argentine bonds, operating income at Sony Life increased due to the significant increase in insurance revenue that accompanies the increase in insurance-in-force from individual life insurance products. Because revaluation losses from interest rate swaps decreased, Sony Finance’s operating income also increased.

•	Losses at Sony Assurance Inc. decreased over the course of the fiscal year.

•	Sony Bank Inc. recorded a loss primarily due to start-up expenses.

Other

	Year ended March 31
	2001	2002	Change	2002
	(Billions of yen, millions of U.S. dollars)
Sales and operating revenue	¥156.4	¥146.4	-6.4%	$1,100
Operating income (loss)	(9.4)	(8.6)		(64)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥146.4 billion ($1,100 million), a decrease of 6.4% year on year.

•	Sales declined at an advertising agency business subsidiary in Japan.

In terms of profitability, an operating loss of ¥8.6 billion ($64 million) was recorded compared with an operating loss of ¥9.4 billion in the previous year, an improvement of ¥0.8 billion year on year.

•	The loss was recorded primarily due to losses at our location-based entertainment businesses in Japan and the U.S., and at Sony Communication Network Corporation.

Consolidated Results for the Fourth Quarter ended March 31, 2002

Note V:    During the fourth quarter ended March 31, 2002, the average value of the yen was ¥131.5 against the U.S. dollar and ¥114.6 against the euro, which was 11.0% lower against the U.S. dollar and 6.2% lower against the euro, compared with the fourth quarter of the previous fiscal year.

Sales were ¥1,884.6 billion ($14 billion), a decrease of 2.3% compared with the fourth quarter of the previous year (9% decrease on a local currency basis).

•
Sales in the Game segment increased as a result of the successful PlayStation 2 (“PS 2”) business. However, in the Electronics segment, a significant decrease in sales was recorded due to weak market conditions.

In terms of profitability, an operating loss of ¥23.6 billion ($177 million) was recorded compared with an operating loss of ¥3.2 billion in the fourth quarter of the previous year, a deterioration of ¥20.4 billion (¥47.6 billion decrease on a local currency basis).

•	The loss in the Electronics segment increased significantly due to weak market conditions around the world and an increase in restructuring expenses.

•	The operating performance of the Game segment significantly improved as a result of the successful PS 2 business.

In terms of income (loss) before income taxes, a loss of ¥12.8 billion ($96 million) was recorded compared with income of ¥16 billion in the fourth quarter of the previous year.

•	In addition to the increase in operating loss, other income decreased ¥19 billion, while other expenses decreased ¥10.7 billion.
→
Other income decreased because, in the fourth quarter of the previous year, a gain on sales of securities investments and other, net and gains from the contribution of securities to employee retirement benefit trusts were recorded.

→	Other expenses decreased because of a decrease in interest expense.

In terms of net income (loss), a loss of ¥5.5 billion ($41 million) was recorded compared with income of ¥15.8 billion in the fourth quarter of the previous year.

•	Income taxes decreased ¥16.2 billion and equity in net losses of affiliated companies increased ¥5.7 billion.

→
Equity in net losses of affiliated companies increased because of the increase in losses of The Columbia House Company, a direct marketer of music and videos, and S.T. Liquid Crystal Display Corp, a LCD joint venture.

Cash Flow

	Year ended March 31
	2001	2002	Difference	2002
	(Billions of yen, millions of U.S. dollars)
Cash flow
— From operating activities	¥544.8	¥737.6	¥ +192.8	$5,546
— From investing activities	(719.0)	(767.1)	-48.1	(5,768)
— From financing activities	134.4	85.0	-49.4	639
Cash and cash equivalents as of March 31	607.2	683.8	+76.6	5,141

Cash provided by operating activities increased ¥192.8 billion.

•	Inventory that increased in the previous fiscal year decreased due to improved inventory control primarily in the Electronics segment.

•	Notes and accounts receivable that increased in the previous fiscal year decreased due to a decrease of sales in the Electronics segment.

Cash used in investing activities increased ¥48.1 billion.

•
Reflecting the increase of assets during the fiscal year under management in the life insurance and banking businesses, payments for investments and advances by the financial service business increased.

Cash provided by financing activities decreased ¥49.4 billion.

•
Despite an increase in deposits from customers in the banking business that started in the fiscal year, short-term borrowings that increased during the previous fiscal year decreased during the fiscal year.

Rewarding Shareholders

A year-end cash dividend of ¥12.5 ($0.09) per share of Sony Corporation common stock will be subject to approval at the ordinary general meeting of shareholders, which will be held on June 20, 2002. Sony Corporation has already paid ¥12.5 per share to each shareholder; accordingly the annual cash dividend per share will be ¥25.0.

Sony believes that by continuously increasing corporate value, its shareholders can be rewarded. Accordingly, as for retained earnings, Sony plans to utilize them to carry out various investments that are indispensable for ensuring future growth and strengthening competitiveness.

Numbers of Employees

Sony reduced the number of employees, primarily in the Electronics and Music businesses. As a result, the number of employees at the end of March 2002 was approximately 168,000, a decrease of approximately 13,700 from the end of March 2001.

Outlook for the Fiscal Year ending March 31, 2003

Regarding the forecast for the fiscal year ending March 31, 2003, despite our projection that the uncertain global operating environment will continue, we expect to achieve the following results based on an assumption that performance will improve in the latter half of the fiscal year.

			Change from previous year
Sales and operating revenue	¥8,000 billion		+ 6%
Operating income	280 billion		+ 108
Income before income taxes	310 billion		+ 234
Net income	150 billion		+ 880
Capital expenditures (additions to fixed assets)	¥ 280 billion		-14%
Depreciation and amortization*	350 billion		-1
(Depreciation expenses for tangible assets)	(260 billion	)	(-13)
* Including amortization of intangible assets and amortization of deferred insurance acquisition costs

•	Assumed exchange rates: approximately ¥130 to the dollar, approximately ¥115 to the euro.

•	The above forecast includes the following principal factors:

→	Electronics segment

—	Despite the assumption of a slight decrease in sales, a significant increase in operating income.

—
An improvement in the operating income of our brand business through the strengthening of our television and display device businesses, the enhancing of our network-capable products, and the augmenting of our cost competitiveness.

—
An expansion of our charge coupled device and high temperature poli-silicon liquid crystal display (“LCD”) enterprises in our semiconductor business, and a strengthening of our low temperature poli-silicon LCD and battery enterprises in our device business.

—	An improvement in our broadcast and professional use equipment business.

—	Continued losses at Aiwa in part due to further restructuring efforts.

→	Game segment

—	An increase in sales as a result of increase of software sales in line with the further penetration of PlayStation 2 (“PS 2”) hardware.

—	An increase in operating income continued strong increase in software sales and further reductions in the manufacturing cost of PS 2 hardware.

→  Music segment

—	An increase in sales as a result of the strength of the new release schedule.

—	An improvement in operating income through further implementation of restructuring initiatives.

→	Pictures segment

—	An expected increase in sales due to the release of major motion pictures.

—	An increase in operating income of our cable television oriented business.

—	An improvement in operating income through further implementation of restructuring initiatives.

→	Financial Services segment

—	An increase in sales is expected due to an increase in insurance-in-force from individual insurance products in both the life insurance and non-life insurance businesses.

—
Although losses are expected to continue to be recorded in the non-life insurance business and the banking business, operating income is expected to increase due to the increase in insurance-in-force from individual life insurance products in the life insurance business.

→
Regarding income before income taxes, we expect to realize a gain of approximately $500 million from the sale of Sony’s equity in Telemundo Communications Group, Inc., a U.S.-based Spanish language television network and station group, which was completed on April 12, 2002.

•	Regarding capital expenditures, we plan to prioritize investments, primarily in the Electronics segment.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include but are not limited to those using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “may” or “might” and words of similar meaning in connection with a discussion of future operations or financial performance. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) general economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which Sony makes significant sales or in which Sony’s assets and liabilities are dominated; (iii) Sony’s ability to continue to design and develop and win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology (particularly in the Electronics business), and subjective and changing consumer preferences (particularly in the Game, Music, and Pictures businesses), (iv) Sony’s ability to implement successfully the restructuring of its Electronics business and its network strategy for its Electronics business; (v) Sony’s ability to compete and develop and implement successful sales and distribution strategies in light of Internet and other technological developments in its Music and Pictures businesses; (vi) Sony’s continued ability to devote sufficient resources to research and development and capital expenditures; (vii) the success of Sony’s joint ventures and alliances; and (viii) the outcome of contingencies. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.

Investor Relations Contacts:

Tokyo	New York	London
Takeshi Sudo	Yas Hasegawa/Chris Hohman	Hanako Muto/Vanessa Jubenot
+81-(0)3-5448-2180	+1-212-833-6820/5011	+44-(0)20-7426-8760/8606

Business Segment Information

	Year ended March 31
	2001	2002	Change	2002
	(Millions of yen, millions of U.S. dollars)
Sales and operating revenue
Electronics
Customers	¥4,999,428	¥4,793,039	-4.1%	$36,038
Intersegment	473,966	517,407		3,890

Total	5,473,394	5,310,446	-3.0	39,928
Game
Customers	646,147	986,529	+52.7	7,418
Intersegment	14,769	17,185		129

Total	660,916	1,003,714	+51.9	7,547
Music
Customers	571,003	588,191	+3.0	4,422
Intersegment	41,110	54,649		411

Total	612,113	642,840	+5.0	4,833
Pictures
Customers	555,227	635,841	+14.5	4,781
Intersegment	0	0		0

Total	555,227	635,841	+14.5	4,781
Financial Services
Customers	447,147	483,313	+8.1	3,634
Intersegment	31,677	28,932		218

Total	478,824	512,245	+7.0	3,852
Other
Customers	95,872	91,345	-4.7	686
Intersegment	60,526	55,042		414

Total	156,398	146,387	-6.4	1,100
Elimination	(622,048)	(673,215)	—	(5,062)

Consolidated total	¥7,314,824	¥7,578,258	+3.6%	$56,979

Electronics intersegment amounts primarily consist of transactions with the Game business.

Music intersegment amounts primarily consist of transactions with Game and Pictures businesses.

Other intersegment amounts primarily consist of transactions with the Electronics business.

	2001	2002	Change	2002
Operating income (loss)
Electronics	¥247,083	¥ (8,237)	—%	$(62)
Game	(51,118)	82,915	—	623
Music	20,502	20,175	-1.6	152
Pictures	4,315	31,266	+624.6	235
Financial Services	17,432	22,134	+27.0	166
Other	(9,374)	(8,584)	—	(64)

Total	228,840	139,669	-39.0	1,050
Corporate and elimination	(3,494)	(5,038)	—	(38)

Consolidated total	¥225,346	¥134,631	-40.3%	$1,012

Commencing with the first quarter ended June 30, 2001, Sony has partly realigned its business segment configuration.

In accordance with this change, results of the previous year have been reclassified to conform to the presentation for the year ended March 31, 2002.

	Three months ended March 31
	2001	2002	Change	2002
	(Millions of yen, millions of U.S. dollars)
Sales and operating revenue
Electronics
Customers	¥1,257,237	¥1,165,630	-7.3%	$8,764
Intersegment	176,112	92,813		698

Total	1,433,349	1,258,443	-12.2	9,462
Game
Customers	186,220	217,740	+16.9	1,637
Intersegment	5,200	5,079		38

Total	191,420	222,819	+16.4	1,675
Music
Customers	146,825	140,496	-4.3	1,056
Intersegment	11,580	13,189		99

Total	158,405	153,685	-3.0	1,155
Pictures
Customers	191,957	194,776	+1.5	1,465
Intersegment	0	0		0

Total	191,957	194,776	+1.5	1,465
Financial Services
Customers	124,965	141,134	+12.9	1,061
Intersegment	11,076	7,647		57

Total	136,041	148,781	+9.4	1,118
Other
Customers	21,981	24,775	+12.7	186
Intersegment	16,105	12,848		97

Total	38,086	37,623	-1.2	283
Elimination	(220,073)	(131,576)	—	(989)

Consolidated total	¥1,929,185	¥1,884,551	-2.3%	$14,169

Electronics intersegment amounts primarily consist of transactions with the Game business.

Music intersegment amounts primarily consist of transactions with Game and Pictures businesses.

Other intersegment amounts primarily consist of transactions with the Electronics business.

	2001	2001	Change	2001
Operating income (loss)
Electronics	¥ (9,221)	¥(53,090)	—%	$(399)
Game	(16,234)	15,558	—	117
Music	8,581	(2,057)	—	(15)
Pictures	19,469	11,606	-40.4	87
Financial Services	1,222	10,788	+782.8	81
Other	(4,638)	(3,136)	—	(24)

Total	(821)	(20,331)	—	(153)
Corporate and elimination	(2,330)	(3,261)	—	(24)

Consolidated total	¥ (3,151)	¥(23,592)	—	$(177)

Commencing with the first quarter ended June 30, 2001, Sony has partly realigned its business segment configuration.

In accordance with this change, results of the previous year have been reclassified to conform to the presentation for the quarter ended March 31, 2002

Electronics Sales and Operating Revenue to Customers by Product Category

	Year ended March 31
	2001	2002	Change	2002
	(Millions of yen, millions of U.S. dollars)
Sales and operating revenue
Audio	¥ 756,393	¥ 747,469	-1.2%	$5,620
Video	791,465	806,401	+1.9	6,063
Televisions	703,698	747,877	+6.3	5,623
Information and communications	1,322,818	1,227,685	-7.2	9,231
Semiconductors	237,668	182,276	-23.3	1,371
Components	612,520	572,465	-6.5	4,304
Other	574,866	508,866	-11.5	3,826

Total	¥4,999,428	¥4,793,039	-4.1%	$36,038

	Three months ended March 31
	2001	2002	Change	2002
Sales and operating revenue
Audio	¥ 179,471	¥ 148,396	-17.3%	$1,116
Video	165,670	157,428	-5.0	1,183
Televisions	164,792	193,286	+17.3	1,453
Information and communications	402,672	329,532	-18.2	2,478
Semiconductors	60,620	45,309	-25.3	341
Components	152,648	154,274	+1.1	1,160
Other	131,364	137,405	+4.6	1,033

Total	¥1,257,237	¥1,165,630	-7.3%	$8,764

The above table is a breakdown of Electronics sales and operating revenue to customers in the Business Segment Information on pages 11 and 12. The Electronics business is managed as a single operating segment by Sony’s management. However, Sony believes that the information in this table is useful to investors in understanding the sales contributions of the products in this business segment. In addition, commencing with the first quarter ended June 30, 2001, Sony has partly realigned its product category configuration in the Electronics business.

In accordance with this change, results of the previous year have been reclassified to conform to the presentation for the current quarter. Sales of mobile phones are no longer recorded in the “Information and Communications” category as of the third quarter of the current fiscal year. From the third quarter, sales of mobile phones manufactured for Sony Ericsson Mobile Communications are recorded in the “Other” product category.

Geographic Segment Information

	Year ended March 31
	2001	2002	Change	2002
	(Millions of yen, millions of U.S. dollars)
Sales and operating revenue
Japan	¥2,400,777	¥2,248,115	-6.4%	$16,903
United States	2,179,833	2,461,523	+12.9	18,508
Europe	1,473,780	1,609,111	+9.2	12,098
Other Areas	1,260,434	1,259,509	-0.1	9,470

Total	¥7,314,824	¥7,578,258	+3.6%	$56,979

	Three months ended March 31
	2001	2002	Change	2002
Sales and operating revenue
Japan	¥ 635,993	¥ 586,037	-7.9%	$4,407
United States	580,646	575,407	-0.9	4,326
Europe	394,225	408,507	+3.6	3,071
Other Areas	318,321	314,600	-1.2	2,365

Total	¥1,929,185	¥1,884,551	-2.3%	$14,169

Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

	Year ended March 31
	2001	2002	Change	2002
	(Millions of yen, millions of U.S. dollars, except per share amounts)
Sales and operating revenue:			%
Net sales	¥6,829,003	¥7,058,755		$53,073
Financial Service revenue	447,147	483,313		3,634
Other operating revenue	38,674	36,190		272

	7,314,824	7,578,258	+3.6	56,979
Costs and expenses:
Cost of sales	5,046,694	5,239,592		39,395
Selling, general and administrative	1,613,069	1,742,856		13,104
Financial service expenses	429,715	461,179		3,468

	7,089,478	7,443,627		55,967
Operating income	225,346	134,631	-40.3	1,012
Other income:
Interest and dividends	18,541	16,021		120
Royalty income	29,302	33,512		252
Gain on sales of securities investments and other, net	41,708	1,398		11
Gain on issuances of stock by equity investees	18,030	503		4
Other	60,073	44,894		337

	167,654	96,328		724
Other expenses:
Interest	43,015	36,436		274
Loss on devaluation of securities investments	4,230	18,458		139
Foreign exchange loss, net	15,660	31,736		239
Other	64,227	51,554		386

	127,132	138,184		1,038
Income before income taxes	265,868	92,775	-65.1	698
Income taxes	115,534	65,211		490
Income before minority interest, equity in net losses of affiliated companies and cumulative effect of accounting changes	150,334	27,564		208
Minority interest in income (loss) of consolidated subsidiaries	(15,348)	(16,240)		(121)
Equity in net losses of affiliated companies	44,455	34,472		259
Income before cumulative effect of accounting changes	121,227	9,332	-92.3	70
Cumulative effect of accounting changes (2001: Including ¥491 million income tax expense 2002: Net of income taxes of ¥2,975 million)	(104,473)	5,978		45

Net income	¥16,754	¥15,310	-8.6	$115

Retained earnings:
Balance, beginning of year	¥1,223,761	¥1,217,110		$9,151
Net income	16,754	15,310		115
Cash dividends	(22,939)	(22,992)		(173)
Common stock issue costs, net of tax	(466)	(166)		(1)

Balance, end of year	¥1,217,110	¥1,209,262		$9,092

Per share data:
Common stock
Income before cumulative effect of accounting changes
— Basic	¥132.64	¥10.21	-92.3	0.08
— Diluted	124.36	10.18	-91.8	0.08
Net income
— Basic	18.33	16.72	-8.8	0.13
— Diluted	19.28	16.67	-13.5	0.13
Subsidiary tracking stock
Net income (loss)
— Basic	—	(15.87)	—	(0.12)

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

	Three months ended March 31
	2001	2002	Change	2002
	(Millions of yen, millions of U.S. dollars, except per share amounts)
Sales and operating revenue:
Net sales	¥1,794,917	¥1,733,679	%	$13,035
Financial service revenue	124,965	141,134		1,061
Other operating revenue	9,303	9,738		73

	1,929,185	1,884,551	-2.3	14,169
Costs and expenses:
Cost of sales	1,372,362	1,313,570		9,876
Selling, general and administrative	436,231	464,227		3,490
Financial service expenses	123,743	130,346		980

	1,932,336	1,908,143		14,346
Operating income (loss)	(3,151)	(23,592)	—	(177)
Other income:
Interest and dividends	2,636	4,403		33
Royalty income	10,539	14,769		111
Gain on sales of securities investments and other, net	18,471	1,081		8
Other	27,358	19,750		149

	59,004	40,003		301
Other expenses:
Interest	10,447	3,897		29
Loss on devaluation of securities investments	1,279	4,843		36
Foreign exchange loss, net	1,857	773		6
Other	26,287	19,695		149

	39,870	29,208		220
Income (loss) before income taxes	15,983	(12,797)	—	(96)
Income taxes	7,251	(8,908)		(67)
Income (loss) before minority interest and equity in net losses of affiliated companies	8,732	(3,889)		(29)
Minority interest in income (loss) of consolidated subsidiaries	(9,506)	(6,605)		(49)
Equity in net losses of affiliated companies	2,476	8,174		61

Net income (loss)	¥ 15,762	¥ (5,458)	—	$(41)

Per share data
Common stock
Net income (loss)
— Basic	¥ 17.20	¥ (5.91)	—	$(0.04)
— Diluted	16.46	(5.91)	—	(0.04)
Subsidiary tracking stock
Net income (loss)
— Basic	—	(10.97)	—	(0.08)

CONSOLIDATED BALANCE SHEETS

	March 31
	2001	2002	2002
	(Millions of yen, millions of U.S. dollars)
ASSETS
Current assets:
Cash and cash equivalents	¥607,245	¥683,800	$5,141
Time deposits	5,909	5,176	39
Marketable securities	90,094	162,147	1,219
Notes and accounts receivable, trade	1,404,952	1,363,652	10,253
Allowance for doubtful accounts and sales returns	(109,648)	(120,826)	(908)
Inventories	942,876	673,437	5,063
Deferred income taxes	141,473	134,299	1,010
Prepaid expenses and other current assets	394,573	435,527	3,275

Total current assets	3,477,474	3,337,212	25,092
Film costs	297,617	313,054	2,354
Investments and advances
Affiliated companies	104,032	131,068	985
Securities investments and other	1,284,956	1,566,739	11,780

	1,388,988	1,697,807	12,765
Property, plant and equipment
Land	190,394	195,292	1,468
Buildings	828,554	891,436	6,703
Machinery and equipment	2,113,005	2,216,347	16,664
Construction in progress	165,047	66,825	503
Less—Accumulated depreciation	(1,862,701)	(1,958,234)	(14,724)

	1,434,299	1,411,666	10,614
Other assets:
Intangibles, net	221,289	245,639	1,847
Goodwill, net	305,159	317,240	2,385
Deferred insurance acquisition costs	270,022	308,204	2,317
Other	433,118	554,973	4,173

	1,229,588	1,426,056	10,722

	¥7,827,966	¥8,185,795	$61,547

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥185,535	¥113,277	$852
Current portion of long-term debt	170,838	240,786	1,810
Notes and accounts payable, trade	925,021	767,625	5,772
Accounts payable, other and accrued expenses	807,532	869,533	6,538
Accrued income and other taxes	133,031	105,470	793
Deposits from customers in the banking business	—	106,472	801
Other	424,783	355,333	2,671

Total current liabilities	2,646,740	2,558,496	19,237
Long-term liabilities:
Long-term debt	843,687	838,617	6,305
Accrued pension and severance costs	220,787	299,089	2,249
Deferred income taxes	175,148	159,573	1,200
Future insurance policy benefits and other	1,366,013	1,680,418	12,635
Other	241,101	255,824	1,922

	2,846,736	3,233,521	24,311
Minority interest in consolidated subsidiaries	19,037	23,368	176
Stockholders’ equity:
Capital stock	472,002	476,106	3,580
Additional paid-in capital	962,401	968,223	7,280
Retained earnings	1,217,110	1,209,262	9,092
Accumulated other comprehensive income	(328,567)	(275,593)	(2,072)
Treasury stock, at cost	(7,493)	(7,588)	(57)

	2,315,453	2,370,410	17,823

	¥7,827,966	¥8,185,795	$61,547

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended March 31
	2001	2002	2002
	(Millions of yen, millions of U.S. dollars)
Cash flows from operating activities:
Net income	¥16,754	¥15,310	$115
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization, including amortization of deferred insurance acquisition costs	348,268	354,135	2,663
Amortization of film costs	244,649	242,614	1,824
Accrual for pension and severance costs, less payments	21,759	14,995	113
Loss on sale, disposal or impairment of long-lived assets, net	24,304	49,862	375
Deferred income taxes	(5,579)	(49,719)	(374)
Equity in net losses of affiliated companies, net of dividends	47,219	37,537	282
Cumulative effect of accounting changes	104,473	(5,978)	(45)
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable	(177,484)	111,301	837
(Increase) decrease in inventories	(103,085)	290,872	2,187
Increase in film costs (after adjusted cumulative effect of accounting changes)	(269,004)	(236,072)	(1,775)
Increase (decrease) in notes and accounts payable	95,213	(172,626)	(1,298)
Increase (decrease) in accrued income and other taxes	38,749	(39,589)	(298)
Increase in future insurance policy benefits and other	241,140	314,405	2,364
Increase in deferred insurance acquisition costs	(68,927)	(71,522)	(538)
Changes in other current assets and liabilities, net	71,193	(13,875)	(104)
Other	(84,875)	(104,054)	(782)

Net cash provided by operating activities	544,767	737,596	5,546

Cash flows from investing activities:
Payments for purchases of fixed assets	(468,019)	(388,514)	(2,921)
Proceeds from sales of fixed assets	26,704	37,434	281
Payments for investments and advances by financial service business	(329,319)	(705,796)	(5,307)
Payments for investments and advances (other than financial service business)	(119,816)	(89,580)	(674)
Proceeds from sales of securities investment and other and collections of advances by financial service business	93,226	345,112	2,595
Proceeds from sales of securities investment and other and collections of advances (other than financial service business)	64,381	25,080	189
Payments for purchases of marketable securities	(17,002)	(964)	(7)
Proceeds from sales of marketable securities	29,883	8,889	67
Decrease in time deposits	914	1,222	9

Net cash used in investing activities	(719,048)	(767,117)	(5,768)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	195,118	228,999	1,722
Payments of long-term debt	(143,258)	(171,739)	(1,291)
Increase (decrease) in short-term borrowings	106,245	(78,104)	(587)
Increase in deposits from customers in the banking business	—	106,472	801
Proceeds from issuance of subsidiary tracking stock	—	9,529	72
Dividends paid	(22,774)	(22,951)	(173)
Other	(889)	12,834	95

Net cash provided by financing activities	134,442	85,040	639

Effect of exchange rate changes on cash and cash equivalents	21,020	21,036	158

Net increase (decrease) in cash and cash equivalents	(18,819)	76,555	575
Cash and cash equivalents at beginning of year	626,064	607,245	4,566

Cash and cash equivalents at end of year	¥93,629	¥683,800	$5,141

Supplemental data:
Cash paid during the year for—
Income taxes	¥93,629	¥148,154	$1,114

Interest	¥47,806	¥35,371	$266

Non-cash investing and financing activities—
Conversions of convertible debt into common stock and additional paid-in capital	¥40,294	¥323	$2

(Notes)

1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥133=U.S.$1, the approximate Tokyo foreign exchange market rate as of March 29, 2002.
2.	As of March 31, 2002, Sony had 1,068 consolidated subsidiaries. It has applied the equity accounting method in respect to its 98 affiliated companies.
3.
On June 20, 2001, Sony Corporation issued shares of Subsidiary tracking stock in Japan, the economic value of which is intended to be linked to the economic value of Sony Communication Network Corporation (“SCN”), a directly and indirectly wholly owned subsidiary of Sony Corporation which is engaged in Internet-related services. Sony calculates and presents per share data separately for Sony’s Common stock and for Subsidiary tracking stock, based on Statement of Financial Accounting Standards (“FAS”) No.128, “Earnings per Share.” Holders of tracking stock have the right to participate in earnings, together with common stock holders. Accordingly, Sony calculates per share data by the “two-class” method based on FAS No.128. Under this method, basic net income per share for each class of stock is calculated based on the earnings allocated to each class of stock for the applicable period, divided by the weighted-average number of outstanding shares in each class during the applicable period. The earnings allocated to Subsidiary tracking stock are determined by the portion of SCN’s earnings available for dividends from the date of issuance attributable to Subsidiary tracking stockholders. The earnings allocated to Common stock are calculated by subtracting the earnings allocated to Subsidiary tracking stock from Sony’s net income for the period.

Weighted-average shares used for computation of earnings per share of Common stock are as follows. The dilutive effect mainly resulted from convertible bonds. In accordance with FAS No.128 the computation of diluted net income per share for the year ended March 31, 2001 and 2002 uses the same weighted-average shares used for the computation of diluted income before cumulative effect of accounting changes per share, and reflects the effect of assumed conversion of convertible bonds in diluted net income. No additional shares were included in the computation of diluted net loss per share for the three months ended March 31, 2002 because to do so would have been antidilutive.

	Year ended March 31
	2001	2002
	(Thousands of shares)
Weighted-average shares
Income before cumulative effect of accounting changes and net income
—Basic	913,932	918,462
—Diluted	994,234	921,234

	Three months ended March 31
	2001	2002
Weighted-average shares
Net income (loss)
—Basic	916,534	918,498
—Diluted	994,049	918,498

Weighted-average shares used for computation of earnings per share of Subsidiary tracking stock for the year and three months ended March 31, 2002 are 3,072 thousand shares. There were no potentially dilutive securities outstanding at March 31, 2002.

4.
Sony’s comprehensive income comprises net income and other comprehensive income. Other comprehensive income includes changes in unrealized gains or losses on securities, unrealized gains or losses on derivative instruments, minimum pension liability adjustment and foreign currency translation adjustments. The net income, other comprehensive income and comprehensive income for the year and the three months ended March 31, 2001 and 2002 were as follows;

	Year ended March 31			Three months ended March 31
	2001	2002	2002	2001	2002	2002
				(Millions of yen, millions of U.S. dollars)
Net income (loss)	¥ 16,754	¥ 15,310	$115	¥ 15,762	¥ (5,458)	$(41)
Other comprehensive income (loss)	96,749	52,974	398	42,915	(1,805)	(14)
Unrealized gains (losses) on securities	(17,399)	(21,519)	(162)	235	14,394	108
Unrealized losses on derivative instruments	—	(711)	(5)	—	(3,532)	(27)
Minimum pension liabilities adjustment	(46,134)	(22,228)	(167)	(46,134)	(22,228)	(167)
Foreign currency translation adjustments	160,282	97,432	732	88,814	9,561	72

Comprehensive income (loss)	¥113,503	¥ 68,284	$513	¥ 58,677	¥ (7,263)	$(55)

5.
In the fourth quarter ended March 31, 2001, Sony adopted Staff Accounting Bulletin (“SAB”) No.101, “Revenue Recognition in Financial Statements” issued by the Securities and Exchange Commission, effective as of April 1, 2000. As a result, in the first quarter ended June 30, 2000, a one-time non-cash cumulative effect adjustment of ¥2,821 million was recorded in the income statement directly above the caption of “net income” for a change in accounting principle, which resulted in a decrease of net income in the year ended March 31, 2001 by the same amount.

6.
In the first quarter ended June 30, 2000, Sony adopted Statement of Position 00-2, “Accounting by Producers or Distributors of Films” issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants. As a result, in the first quarter ended June 30, 2000, a ¥101,653 million loss derived from a one-time non-cash cumulative effect adjustment was recorded in the income statement directly above the caption of “Net income” for a change in accounting principle.

7.	Adoption of New Accounting Standards

Derivative instruments and hedging activities

On April 1, 2001, Sony adopted FAS No.133, “Accounting for Derivative Instruments and Hedging Activities” as amended by FAS No.138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of FASB statement No.133.” FAS No.133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, FAS No.133 requires an entity to recognize all derivatives, including certain derivative instruments embedded in other contracts, as either assets or liabilities in the balance sheet and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either stockholders’ equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

As a result of the adoption of the new standard, Sony’s Operating income, Income before income taxes and Net income for the year ended March 31, 2002 decreased by ¥3,007 million ($23 million), ¥3,441 million ($26 million) and ¥2,167 million ($16 million), respectively.

For the three months ended March 31, 2002, Sony’s operating loss decreased by ¥609 million ($5 million), Loss before income taxes increased by ¥134 million ($1 million) and Net loss decreased by ¥277 million ($2 million). Additionally, on April 1, 2001, Sony recorded a one-time non-cash after-tax unrealized gain of ¥1,089 million ($8 million) in accumulated other comprehensive income in the consolidated balance sheet, as well as an after-tax gain of ¥5,978 million ($45 million) in the cumulative effect of accounting changes in the consolidated statement of income.

Accounting for Business Combinations and Goodwill and Other Intangible Assets

In July 2001, the Financial Accounting Standards Board issued FAS No. 141 “Business Combinations” and FAS No. 142 “Goodwill and Other Intangible Assets”. FAS No.141 supersedes Accounting Principles Board Opinion (“APB”) No. 16 “Business Combinations” and FAS No. 38 “Accounting for Preacquisition Contingencies of Purchased Enterprises”. Under FAS No. 141, all business combinations are required to be accounted for under a single method, the purchase method. This new statement prohibits the use of the pooling-of-interests method, which was previously permitted under APB No. 16, for business combinations initiated after June 30, 2001. FAS No. 142 supersedes APB No. 17 “Intangible Assets”. This new statement addresses the accounting for acquired goodwill and other intangible assets. FAS No. 142 is effective for fiscal years beginning after December 15, 2001, but allows for early adoption for those companies with fiscal years beginning after March 15, 2001. As FAS 142 is now considered the preferable basis of accounting for goodwill and intangible assets, Sony decided to early adopt this new accounting standard retroactive to the beginning of the fiscal year.

Under FAS No. 142, goodwill and certain other intangible assets that are determined to have an indefinite life will no longer be amortized, but rather will be tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Upon the adoption of this new Statement, Sony reassessed the useful lives of its intangible assets and determined that certain intangible assets including trademarks have indefinite lives and as a result, will no longer be amortized. At April 1, 2001, intangible assets having an indefinite life totaled ¥76,029 million ($572 million). In the first quarter ended June 30, 2001, Sony completed the transitional impairment test for these intangible assets and determined that the fair value of these assets is in excess of the current carrying amount. Accordingly, no impairment loss was recorded for intangible assets upon the adoption of FAS 142. During the second quarter ended September 30, 2001, Sony has also completed the transitional impairment test for existing goodwill as required by FAS No. 142. Sony has determined that the fair value of each reporting unit which includes goodwill is in excess of the carrying amount. Accordingly, no impairment loss was recorded for goodwill upon the adoption of FAS 142.

As a result of the adoption of FAS No. 142, Sony’s Operating income and Income before income taxes for the year ended March 31, 2002 increased by ¥20,114 million ($151 million) and Income before cumulative effect of accounting changes as well as Net income increased by ¥18,932 million ($142 million). Sony’s operating loss and Loss before income taxes for the three months ended March 31, 2002 decreased by ¥5,225 million ($39 million) and Loss before cumulative effect of accounting changes as well as Net loss decreased by ¥4,939million ($37 million).

Amounts previously reported for Income before cumulative effect of accounting changes, Net income and basic and diluted earnings per share (EPS) for the year and three months ended March 31, 2001 are reconciled to amounts adjusted to exclude the amortization expense related to goodwill and indefinite-lived intangible assets as follows:

	Year ended March 31, 2001	Three months ended March 31, 2001
	(Millions of yen, except per share amounts)
Reported Income before cumulative effect of accounting changes	¥121,227
Add back:
Goodwill amortization	14,968
Intangible asset amortization	2,348

Adjusted Income before cumulative effect of accounting changes	¥138,543

Reported Net income	¥16,754	¥15,762
Add back:
Goodwill amortization	14,968	4,372
Intangible asset amortization	2,348	587

Adjusted Net income	¥34,070	¥20,721

Per share data:
Income before cumulative effect of accounting changes
Reported Basic EPS	¥132.64
Add back:
Goodwill amortization	16.38
Intangible asset amortization	2.57

Adjusted Basic EPS	¥151.59

Reported Diluted EPS	¥124.36
Add back:
Goodwill amortization	15.05
Intangible asset amortization	2.36

Adjusted Diluted EPS	¥141.77

Net income
Reported Basic EPS	¥18.33	¥17.20
Add back:
Goodwill amortization	16.38	4.77
Intangible asset amortization	2.57	0.64

Adjusted Basic EPS	¥37.28	¥22.61

Reported Diluted EPS	¥19.28	¥16.46
Add back:
Goodwill amortization	15.05	4.40
Intangible asset amortization	2.36	0.59

Adjusted Diluted EPS	¥36.69	¥21.45

Accounting for “consideration” to a reseller

In the fourth quarter ended March 31,2002, Sony adopted Emerging Issues Task Force (“EITF”) Issue No.00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products “ issued by Emerging Issues Task Force of Financial Accounting Standards Board, effective as of April 1,2001. As a result, certain “considerations” which were previously recorded in selling, general and administrative expenses are now recorded as reduction of net sales. The adoption of EITE Issue No.00-25 did not have a material effect on Sony’s consolidated financial statements.

Other Consolidated Financial Data

	Year ended March 31
	2001	2002	Change	2002
	(Millions of yen, millions of U.S. dollars)
Capital expenditures (additions to fixed assets)	¥ 465,209	¥ 326,734	-29.8%	$2,457
Depreciation and amortization expenses*	348,268	354,135	+1.7	2,663
(Depreciation expenses for tangible assets)	(270,252)	(297,581)	(+10.1)	2,237
R&D expenses	416,708	433,214	+4.0	3,257
	Three months ended March 31
	2001	2002	Change	2002
Capital expenditures (additions to fixed assets)	¥ 204,970	¥ 72,140	-64.8%	$542
Depreciation and amortization expenses*	98,200	91,956	-6.4	691
(Depreciation expenses for tangible assets)	(78,207)	(81,935)	+4.8	616
R&D expenses	118,260	107,931	-8.7	812

* Including amortization expenses for intangible assets and for deferred insurance acquisition costs

Condensed Financial Services Balance Sheet (Unaudited)

The following schedule shows unaudited condensed balance sheets for the Financial Services and for Sony without Financial Services. While this presentation is not required under U.S. GAAP used in Sony’s consolidated financial statements, because the Financial Services is different in nature from Sony’s Electronics, Game, Music, and Pictures segment, Sony believes that this type of comparative presentation helps the understanding and analysis of Sony’s consolidated balance sheet.

	Financial Services			Sony without Financial Services
	March 31			March 31
	2001	2002	2002	2001	2002	2002
				(Millions of yen, millions of U.S. dollars)
ASSETS
Cash and cash equivalents	¥307,245	¥327,262	$2,460	¥300,000	¥356,538	$2,681
Marketable securities	77,905	157,363	1,183	12,189	4,784	36
Other current assets	146,967	142,051	1,069	2,716,845	2,412,799	18,141
Investments and advances	1,104,739	1,388,556	10,440	405,312	420,226	3,160
Investments in Financial Services	—	—	—	160,189	170,189	1,280
Deferred insurance acquisition costs	270,022	308,204	2,317	—	—	—
Other long-lived assets	167,356	172,616	1,298	2,567,381	2,702,352	20,318

	¥2,074,234	¥2,496,052	$18,767	¥6,161,916	¥6,066,888	$45,616

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits from customers in the banking business	¥—	¥106,472	$801	¥—	¥—	$—
Future insurance policy benefits and other	1,366,013	1,680,418	12,635	—	—	—
Other liabilities and minority interest in consolidated subsidiaries	404,019	390,976	2,939	3,987,328	3,834,544	28,831

Total liabilities and Minority interest in consolidated subsidiaries	1,770,032	2,177,866	16,375	3,987,328	3,834,544	28,831
Stockholders’ equity	304,202	318,186	2,392	2,174,588	2,232,344	16,785

	¥2,074,234	¥2,496,052	$18,767	¥6,161,916	¥6,066,888	$45,616

SONY

Sony Corporation
6-7-35 Kitashinagawa,
Shinagawa-ku
Tokyo, 141-0001 Japan
News & Information

No. 02-011E
            April 25, 2002

Sony Corporation will integrate its stock option plans
utilizing several different types of equity-related securities into those utilizing stock acquisition rights following
the recent amendments to the Commercial Code of Japan

Sony Corporation (the “Corporation”) resolved at a meeting of its Board of Directors today to propose an agenda asking for authorization to issue stock acquisition rights, for the purpose of granting stock options, pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan. The proposal will be made at its 85th ordinary general meeting of shareholders to be held on June 20, 2002.

The stock acquisition rights will replace such several different types of equity-related securities as described below which were granted for the purpose of providing stock incentives to management and key employees of Sony group companies. The Corporation has issued Bonds with Warrants every year since 1995 for directors, corporate executive officers, group executive officers and key employees, and in 2001 issued Bonds with Warrants for Shares of Subsidiary Tracking Stock Linked to Sony Communication Network Corporation (“SCN”) for directors and corporate executive officers of SCN. In addition, the Corporation has issued U.S. Dollar Denominated Convertible Bonds every year since 2000 for officers and key employees of its US group companies, and also introduced various equity-related incentive plans for its overseas group companies.

Following the recent amendments to the Commercial Code effective this April, the Corporation will integrate the foregoing different types of equity related securities issued for the purpose of giving stock incentives into one unified stock option rights, namely, stock acquisition rights.

Note: The implementation of the stock option plans mentioned above is subject to the approval by shareholders of the issues of common stock acquisition rights and tracking stock acquisition rights to be obtained at the Corporation’s 85th ordinary general meeting of shareholders scheduled for June 20, 2002.

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The summary terms of the issues of common stock acquisition rights and tracking stock acquisition rights are as follows:

I       Stock Acquisition Rights for Common Stock

1.	Reason for Issue of Common Stock Acquisition Rights to Persons Other Than Shareholders without Any Consideration

The Corporation will issue rights (the “Common Stock Acquisition Rights”) to subscribe for or purchase shares of common stock of the Corporation (“Common Stock”) to directors and employees of the Corporation and its subsidiaries without any consideration therefor pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan upon the terms outlined below for the purposes of giving directors and employees of the Corporation and its subsidiaries an incentive to contribute towards the improvement of the business performance of the Corporation and its group companies (the “Group”) and thereby improving such business performance of the Group, by making the economic interest which such directors or employees will receive correspond to the business performance of the Corporation.

2.	Terms of Issue of Common Stock Acquisition Rights

(1)	Persons to Whom Common Stock Acquisition Rights Will be Allocated Directors and employees of the Corporation and its subsidiaries.

(2)	Class and Number of Shares to be Issued or Transferred upon Exercise of Common Stock Acquisition Rights

Not exceeding 2,750,000 shares of Common Stock.

Provided, however, that if the number of shares to be issued or transferred upon exercise of each Common Stock Acquisition Right is adjusted in accordance with (3) below, such number of shares to be issued or transferred shall be adjusted to the number obtained by multiplying the number of shares after adjustment by the total number of Common Stock Acquisition Rights to be issued.

(3)	Total Number of Common Stock Acquisition Rights to be Issued

Not exceeding 27,500.

The number of shares to be issued or transferred upon exercise of each Common Stock Acquisition Right shall be 100.

2

Provided, however, that if the Corporation splits or consolidates its Common Stock, the number of shares to be issued or transferred upon exercise of each Common Stock Acquisition Right shall be adjusted according to the following formula.

Number of shares after adjustment	=	Number of shares before adjustment	x	Ratio of split or consolidation

The adjustment above shall be made only to those remain unexercised at the relevant time. If any fraction less than one (1) share arises as a result of such adjustment, such fraction shall be discarded.

(4)	Issue Price of Common Stock Acquisition Rights

No consideration shall be paid.

(5)	Amount to be Paid In for Exercise of Common Stock Acquisition Rights

The amount to be paid in per share to be issued or transferred upon exercise of each Common Stock Acquisition Right (the “Exercise Price”) shall be as follows.

1. Common Stock Acquisition Rights with Exercise Price Denominated in Yen

The Exercise Price shall be the average of closing prices of Common Stock in the regular trading thereof on the Tokyo Stock Exchange for ten (10) consecutive trading days (excluding days on which there is no such closing price) prior to the issue of such Common Stock Acquisition Rights, and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen; provided, however, that if such calculated price is lower than such closing price on the day of issue of such Common Stock Acquisition Rights (if there is no such closing price on such date, the closing price on the immediately preceding trading day), the Exercise Price shall be the closing price on the day of issue of such Common Stock Acquisition Rights (or the closing price on the immediately preceding trading day).

2. Common Stock Acquisition Rights with Exercise Price Denominated in U.S. Dollars

The Exercise Price shall be the U.S. dollar amount obtained by dividing the average of closing prices of Common Stock in the regular trading thereof on the Tokyo Stock Exchange for ten (10) consecutive trading days (excluding days on which there is no such closing price) prior to the issue of such Common Stock Acquisition Rights by the average of the exchange rate quotations by a leading commercial bank in Tokyo for selling spot U.S. dollars by telegraphic transfer against yen for such ten (10) consecutive trading days, and any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent.

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3.  Adjustment of Exercise Price

If the Corporation splits or consolidates its Common Stock after the day of issue of Common Stock Acquisition Rights, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen or one (1) cent resulting from this adjustment shall be rounded up to the nearest one (1) yen or one (1) cent.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	1 Ratio of split or consolidation

In addition, in the case of a merger with any other company, corporate split or capital reduction of the Corporation, or in any other case similar thereto where an adjustment of Exercise Price shall be required, in each case after the day of issue of Common Stock Acquisition Rights, the Exercise Price shall be appropriately adjusted to the extent reasonable.

(6)	Exercise Period of Common Stock Acquisition Rights

The exercise period will be sometime within the period from the day of issue of Common Stock Acquisition Rights to the day on which ten (10) years have passed from such day of issue, which will be determined by the Board of Directors of the Corporation.

(7)	Conditions for Exercise of Common Stock Acquisition Rights

1.  Each Common Stock Acquisition Right shall not be exercised in part.

2.  Other conditions for exercise shall be determined by the Board of Directors of the Corporation.

(8)	Cancellation of Common Stock Acquisition Rights

The Corporation may at any time purchase or acquire Common Stock Acquisition Rights and cancel them without any consideration.

(9)	Restriction on Transfer of Common Stock Acquisition Rights

Transfer of Common Stock Acquisition Rights shall require an approval of the Board of Directors.

4

II    Stock Acquisition Rights for Tracking Stock

1.	Reason for Issue of Tracking Stock Acquisition Rights to Persons Other Than Shareholders without Any Consideration

The Corporation will issue rights (the “Tracking Stock Acquisition Rights”) to subscribe for or purchase shares of subsidiary tracking stock of the Corporation (“Tracking Stock”) to directors and employees of Sony Communication Network Corporation (“SCN”) without any consideration therefor pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan upon the terms outlined below for the purposes of giving directors and employees of SCN an incentive to contribute towards the improvement of the business performance of SCN and thereby improving such business performance of SCN, by making the economic interest which such directors or employees will receive correspond to the business performance of SCN.

2.	Terms of Issue of Tracking Stock Acquisition Rights

(1)	Persons to Whom Tracking Stock Acquisition Rights Will be Allocated

Directors and employees of SCN.

(2)	Class and Number of Shares to be Issued or Transferred upon Exercise of Tracking Stock Acquisition Rights

1. Class	of Shares to be Issued or Transferred

Provided, on and after the Compulsory Conversion Date (as defined in Article 10-9 of the Company’s Articles of Incorporation, the “Compulsory Conversion Date”) for the compulsory conversion (as defined in Article 10-9 of the Company’s Articles of Incorporation, the “Compulsory Conversion”) of Tracking Stock into Common Stock, the class of shares to issued or transferred shall be Common Stock.

5

  2.  Number of Shares to be Issued or Transferred

Not exceeding 45,000 shares.

Provided, however, that if the number of shares to be issued or transferred upon exercise of each Tracking Stock Acquisition Right is adjusted in accordance with (3) below, such number of shares to be issued or transferred shall be adjusted to the number obtained by multiplying the number of shares after adjustment by the total number of Tracking Stock Acquisition Rights to be issued.

(3)	Total Number of Tracking Stock Acquisition Rights to be Issued

Not exceeding 455.

The number of shares to be issued or transferred upon exercise of each Tracking Stock Acquisition Right shall be 100.

Provided, however, that if adjustment of the Exercise Price provided for in 2 of (5) below is made for any reason, the number of shares to be issued or transferred upon exercise of each Tracking Stock Acquisition Right shall be appropriately adjusted so that the amount obtained by multiplying the number of shares after adjustment by the Exercise Price after adjustment shall be equal to the amount obtained by multiplying the number of shares before adjustment by the Exercise Price before adjustment.

The adjustment above shall be made only to those remain unexercised at the relevant time. If any fraction less than one (1) share arises as a result of such adjustment, such fraction shall be discarded.

(4)	Issue Price of Tracking Stock Acquisition Rights

No consideration shall be paid.

(5)	Amount to be Paid In for Exercise of Tracking Stock Acquisition Rights

1.  The amount to be paid in per share to be issued or transferred upon exercise of each Tracking Stock Acquisition Right (the “Exercise Price”) shall be the average of closing prices of Tracking Stock in the regular trading thereof on the Tokyo Stock Exchange for ten (10) consecutive trading days (excluding days on which there is no such closing price) prior to the issue of such Tracking Stock Acquisition Rights, and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen; provided, however, that if such calculated price is lower than such closing price on the day of issue of such Tracking Stock Acquisition Rights (if there is no such closing price on such date, the closing price on the immediately preceding trading day), the Exercise Price shall be the closing price on the day of issue of such Tracking Stock Acquisition Rights (or the closing price on the immediately preceding trading day).

6

2. Adjustment of Exercise Price

(i) Adjustment due to events which become effective prior to the Compulsory Conversion Date

If the Corporation splits or consolidates its Tracking Stock after the day of issue of Tracking Stock Acquisition Rights but prior to the Compulsory Conversion Date (excluding such date), the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen resulting from this adjustment shall be rounded up to the nearest one (1) yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	1 Ratio of split or consolidation

(ii) Adjustment due to events which become effective after the Compulsory Conversion Date

When the Compulsory Conversion is made, the Excise Price shall be appropriately adjusted in proportion to the conversion ratio. In addition to the foregoing, any adjustment of the Exercise Price after Compulsory Conversion Date shall be made in the same manner as described in (i) above with any necessary amendment.

(iii) In addition, in the case of a merger with any other company, corporate split or capital reduction of the Corporation, or in any other case similar thereto where an adjustment of Exercise Price shall be required, in each case after the day of issue of Tracking Stock Acquisition Rights, the Exercise Price shall be appropriately adjusted to the extent reasonable.

(6)  Exercise Period of Tracking Stock Acquisition Rights

The exercise period will be sometime within the period from the day of issue of Tracking Stock Acquisition Rights to the day on which ten (10) years have passed from such day of issue, which will be determined by the Board of Directors of the Corporation.

Provided, however, that when the Compulsory Retirement of Tracking Stock referred to in Articles 10-7 and 10-8 of the Company’s Articles of Incorporation is made, no Tracking Stock Acquisition Right may be exercised after the Termination Date for such Compulsory Retirement.

7

(7)	Conditions for Exercise of Tracking Stock Acquisition Rights

1.  Each Tracking Stock Acquisition Right shall not be exercised in part.

2.  Other conditions for exercise shall be determined by the Board of Directors of the Corporation.

(8)	Cancellation of Tracking Stock Acquisition Rights

The Corporation may at any time purchase or acquire Tracking Stock Acquisition Rights and cancel them without any consideration.

(9)	Restriction on Transfer of Tracking Stock Acquisition Rights

Transfer of Tracking Stock Acquisition Rights shall require an approval of the Board of Directors.

Contact:
Corporate Communications
Sony Corporation
(03) 5448-2200 (Direct line)

8

SONY

Sony Corporation
6-7-35 Kitashinagawa,
Shinagawa-ku
Tokyo, 141-0001 Japan
News & Information
No. 02-012E
April 25, 2002

Authorization by shareholder resolution
for purchases of its own shares

— Purchases of its own shares pursuant to Article 210 of the Commercial Code —

Sony Corporation resolved at a meeting of its Board of Directors today to obtain an authorization by shareholder resolution to be adopted at the 85th Ordinary General Meeting of Shareholders scheduled to be held on June 20, 2002 for purchases of its own shares pursuant to Article 210 of the Commercial Code.

1.  Rationale for obtaining authorization by shareholder resolution

In order to continue to maintain the flexibility of purchase of its own shares to the extent of number of shares and total purchase price as granted prior to the amendments to the Commercial Code which had been achieved by the authorization under the Articles of Incorporation, Sony Corporation will obtain an authorization by shareholder resolution for purchases of its own shares on the same scale as before in lieu of the authorization under the Articles of Incorporation which had been eliminated due to such amendments to the Commercial Code.

2.  Details of authorization

(1) Type of shares	Shares of common stock and shares of Subsidiary Tracking Stock linked to Sony Communication Network Corporation (“Tracking stock”)
(2) Number of shares	Common stock: Up to 90,000,000 shares Tracking stock: Up to 300,000 shares
(3) Total purchase price	Common stock: Up to 650 billion yen Tracking stock: Up to 1 billion yen

Contact:
Corporate Communications
Sony Corporation
(03) 5448-2200 (Direct line)

1